

renewables
for a
better life

First Quarter 2026 Results

Press Release | Unaudited

Highlights

REVENUES

US$1,482.7 million

NET INCOME

-US$49.4 million

ADJ. EBITDA

US$247.0 million

NET DEBT / LTM. ADJ. EBITDA*

5.89x

**In this report, the calculation of the ratio Net Debt / Ltm. Adj. Ebitda considers 50% of Hybrid instruments issued by the company, in accordance with Rating Agencies methodology.*

CAPEX

US$618.8 million

For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "US$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.



Contents

OVERVIEW **4**

INCOME STATEMENT **5**

    COST OF SALES.. 6
    ADMINISTRATIVE EXPENSES 6
    DISTRIBUTION COSTS 6
    OTHER INCOME 6
    OTHER EXPENSES 6
    FOREIGN EXCHANGE DIFFERENCES 6
    INCOME TAX 6

ADJUSTED EBITDA **7**

    PULP AND FORESTRY ADJUSTED EBITDA 8
    WOOD PRODUCTS ADJUSTED EBITDA 8

PULP BUSINESS **9**

WOOD PRODUCTS BUSINESS **10**

CAPITAL EXPENDITURES **11**

FREE CASH FLOW **12**

CASH **13**

    CASH BY CURRENCY 13
    CASH BY INSTRUMENT 13

FINANCIAL DEBT **14**

    DEBT BY INSTRUMENT 14
    DEBT BY CURRENCY 14
    OUR LEVERAGE 14
    DEBT AMORTIZATION PROFILE 15

PROJECT UPDATES AND SUBSEQUENT EVENTS **16**

    SUCURIÚ PROJECT UPDATE, BRAZIL 16
    FOREST FIRES, CHILE 18
    FORM 20-F FILING 18
    INTEGRATED REPORT 18

FINANCIAL STATEMENTS **20**

    INCOME STATEMENT 20
    BALANCE SHEET 21
    CASH FLOW STATEMENT 22
    INCOME STATEMENT ANNEX 23

Overview

ARAUCO´s net income for the first quarter of 2026 was US$49.4 million loss, a decrease of US$100.6 million compared to the US$51.2 million income of the fourth quarter of 2025. This decrease was mainly due to a reduction in other income related to gains of biological assets valuation in Q4 2025, an increase in other expenses and a lower operating income from our Wood Products division.

Our Adjusted EBITDA was 22.5% lower than the fourth quarter of 2025, totaling US$247.0 million, mostly explained by both our Wood Products and Pulp and Forestry business segments.

Net Financial Debt increased by US$391.5 million or 5.4% and our Net Debt/LTM EBITDA ended up at 5.89x, an increase when compared to the 5.15x reached during the fourth quarter of 2025.

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Revenue	1,482.7	1,518.6	1,531.5	-2.4%	-3.2%
Net income	(49.4)	51.2	(26.5)	-196.7%	86.5%
Adjusted EBITDA	247.0	318.6	348.3	-22.5%	-29.1%
Adjusted EBITDA Margin	16.7%	21.0%	22.7%	-20.6%	-26.8%
LTM Adj. EBITDA	1,230.1	1,331.4	1,917.4	-7.6%	-35.8%
CAPEX	618.8	662.2	405.7	-6.6%	52.5%
Net Financial Debt	7,681.2	7,289.7	5,864.9	5.4%	31.0%
Net Financial Debt / LTM Adj. EBITDA	5.89x	5.15x	3.06x	14.6%	92.7%



Adjusted EBITDA and EBITDA Margin (in US$ Million)

Income Statement



Revenues

ARAUCO's revenues reached US$1,482.7 million in the first quarter of 2026, a decrease of 2.4% when compared to the previous quarter. This variation is mainly explained by a 4.2% decrease in revenues from our Wood products division, due to a 6.9% decrease in sales volume, offset by a 3.0% increase in average prices.

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Pulp and Forestry	773.9	778.9	801.8	-0.6%	-3.4%
Wood Products	708.7	739.4	730.2	-4.2%	-2.9%
Total	**1,482.7**	**1,518.6**	**1,531.5**	**-2.4%**	**-3.2%**

Revenue's Breakdown by business segment



Income Statement

Cost of sales

Decreased by 2.6% or US$31.1 million compared to the fourth quarter of 2025. This decrease was mainly driven by lower *Timber costs*, primarily due to a decrease in sales volume. Additionally, *Other raw materials and indirect costs* also decreased, mainly explained by the reverse merger between Arauco do Brasil S.A. and Arauco Indústria do Panéis S.A, which was implemented with the objective of simplifying intercompany processes, optimizing commercial operations, and achieving more efficient management of business activities.

Administrative expenses

Increased 4.7% or US$6.3 million, compared to the previous quarter, mainly due to an increase in *Property taxes, patents* and in *Municipality rights and Wages and salaries*.

Distribution costs

Remained relatively stable with an increase of 0.4%, or US$0.7 million,

Other income

Decreased by 67.5%, or US$77.0 million mostly due to a decrease in *Gain from changes in fair value of biological assets*, principally related to lower recognition of our biological assets in Chile, Uruguay and Argentina during the quarter. Additionally there was a decrease in *Other operating result*, mainly explained by the assignment of lease contracts during the fourth quarter of 2025, through which our company received a one-time gain in exchange for transferring the right to receive future monthly lease payments on certain land assets in Chile to a third party.

Other expenses

Increased by 82.6% or US$20.4 million when compared to the fourth quarter of 2025, which is explained by an increase in *Provision for forestry fire and losses* mainly due to the forest fires season in Q1.

Foreign exchange differences

Reached an income of US$19.7 million primarily explained by the exchange rate effect of the variation of the Brazilian Real (BRL) in IFRS16 liabilities in one of our Brazilian subsidiaries.

Income tax

In the first quarter of 2026, we accounted for an income tax gain of US$20.2 million, a US$19.2 million increase when compared with the US$1.0 million tax gain accounted in the previous quarter.

Adjusted EBITDA



Adjusted EBITDA for the first quarter of 2026 was US$247.0 million, a 22.5% or US$71.6 million decrease when compared to the previous quarter. This is explained by decreases in both of our business segments:

- Wood Products, which decreased 30.7%, explained by lower sales volumes.

- Pulp and Forestry which decreased 12.9%, mostly explained by lower Other Income mainly due to the one-time gain perceived in the fourth quarter related to the assignment of lease contracts in Chile.

In U.S. Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Net Income	**(49.4)**	**51.2**	**(26.5)**	**-196.7%**	**86.5%**
Financial costs	109.2	111.5	98.3	-2.0%	11.1%
Financial income	(20.6)	(17.2)	(14.9)	-19.5%	38.2%
Income tax	(20.2)	(1.0)	(7.2)	1,871.9%	180.1%
EBIT	**19.0**	**144.4**	**49.7**	**-86.8%**	**-61.7%**
Depreciation & amortization	181.5	189.2	170.3	-4.0%	6.6%
EBITDA	**200.5**	**333.5**	**220.0**	**-39.9%**	**-8.9%**
Fair value cost of timber harvested	70.9	78.6	83.1	-9.9%	-14.7%
Gain from changes in fair value of biological assets	(26.9)	(57.2)	(15.8)	-52.9%	70.9%
Exchange rate differences	(19.7)	(30.0)	38.8	-34.2%	150.8%
Others (*)	22.3	(6.4)	22.1	446.7%	0.8%
Adjusted EBITDA	**247.0**	**318.6**	**348.3**	**-22.5%**	**-29.1%**

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)



Pulp and Forestry Adjusted EBITDA

The Adjusted EBITDA for our pulp and forestry business segment reached US$194.1 million during this quarter, which translates to a 12.9% or US$28.8 million decrease compared to the fourth quarter of 2025.

Pulp EBITDA Mg reached 25.1%, 3.5% lower than the previous quarter.



Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$84.2 million during this quarter, which translates to a 30.7% or US$37.3 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 11.9%, 4.6% lower than the previous quarter.



Pulp Business

During the first quarter of 2026, global pulp inventories increased, mainly driven by higher short-fiber stocks, partially offset by a reduction in long-fiber inventories.

In China, the pulp market faced a more challenging environment as the printing and writing paper industry experienced lower demand, together with increased pressure on production costs. Additionally, the tissue industry also faced a difficult scenario, mainly due to both oversupply and softer demand. Regarding prices, short-fiber increased throughout the quarter, while long-fiber registered a decline towards the middle of the quarter, due to increased supply from Europe and higher local production of long-fiber pulp.

In Europe, demand was active, mainly driven by lower pulp availability from other producers. The conflict in the Middle East impacted the region through higher logistics costs and pressure on energy costs, affecting both the tissue and printing and writing industries. Additionally, logistical disruptions resulting from the beforementioned conflict led to a reconfiguration of paper and pulp trade flows, affecting the bidirectional trade between Europe and the Middle East. Overall, these factors resulted in higher cost pressures for both the pulp and paper industries. Regarding prices, short-fiber increased throughout the quarter.

The textile market showed solid demand and an upward price trend during the quarter. The conflict in the Middle East led to higher petrochemical prices, resulting in an increase in polyester prices, which in turn supported higher prices for viscose and lyocell.

Pulp production during the first quarter of 2026 decreased compared to the same period in 2025 and to the last quarter. During the first quarter, the scheduled annual maintenance shutdown of the Puerto Esperanza mill was carried out.



Production and Sales Volume (In thousand tonnes)

	Q1 2025	Q4 2025	Q1 2026
Production	1,189	1,162	1,138
Sales	1,183	1,247	1,199

■ Production ■ Sales

Wood Products Business

Panels

Sales volume increased slightly by 0.2%, accompanied by a 1.1% average price increase.

In the US, MDF demand remained under pressure from oversupply. Regarding PB, demand stabilized throughout the quarter.

In Latin America, MDF demand showed positive trend, with an increase in prices and sales volume. PB demand was strong during the quarter, with price increases in some countries, despite ongoing pressure from higher European imports.

Production and Sales Volume: Panels [1]

(In thousand m^3)



(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.
OSB: Oriented Strand Board

Sawn timber

Sales volume decreased by 28.2%, while average prices increased 7.7%.

Sawn timber demand was weak during the quarter, mostly impacted by low economic growth, a slow construction sector, seasonality and geopolitical uncertainty affecting supply chains.

Production and Sales Volume: Sawn Timber [2]

(In thousand m^3)



(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Wood Products and Pallets
Note: Sales include trading

Remanufactured Wood Products

Sales volume decreased 4.5%, while average prices increased slightly by 0.6%.

During the first quarter, the remanufactured wood market showed a slight decline in demand amid a complex context of oversupply, high inventory levels, and uncertainty regarding geopolitical conflicts.

Production and Sales Volume: Remanufactured

(In thousand m^3)



Plywood

Sales Volume decreased 17.9%, along with a slight increase in average prices of 0.9%

Plywood showed a negative trend during the first quarter, with sales volume decreasing in some markets due oversupply. Despite that, prices held above 2024 levels.

In the US, demand showed signs of seasonal recovery, with prices remaining stable to upward despite ongoing tariff uncertainty.

Production and Sales Volume: Plywood

(In thousand m^3)



Capital Expenditures

During this quarter, capital expenditures (*) were US$618.8 million, US$43.5 million lower than the previous quarter. The biggest single item in CAPEX-related expenditures, were those related to the Sucuriú project.

US$ Million	Q1 2026	Q4 2025	Q1 2025	YTD 2026	YTD 2025
Purchase and sale of property, plant and equipment	(470.2)	(529.2)	(293.7)	(470.2)	(293.7)
Purchase and sale of intangible assets	(0.6)	(0.8)	(2.4)	(0.6)	(2.4)
Purchase of other long-term assets	(148.0)	(132.2)	(109.7)	(148.0)	(109.7)
Total CAPEX (*)	**(618.8)**	**(662.2)**	**(405.7)**	**(618.8)**	**(405.7)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)



Free Cash Flow

During the first quarter of 2026, Free Cash Flow decreased by US$113.8 million compared to the fourth quarter of 2025, with outflows of US$323.0 million.

- *Cash from Operations* increased US$246.2 million mostly due to a decrease in Other cash outflows, explained by a decrease in payments to suppliers.
- *Cash used in Investment Activities* decreased due to lower *Capex* during the quarter.
- *Cash from Financing Activities* decreased due to Empresas Copec´s capital injection during the fourth quarter.

US$ Million	Q1 2026	Q4 2025	Q1 2025
Adjusted EBITDA	247.0	318.6	348.3
Working Capital Variation	161.6	227.4	(27.3)
Interest paid and received	(59.7)	(125.9)	(37.9)
Income tax received (paid/refunded)	(7.1)	(20.4)	(17.3)
Other cash inflows (outflows)	(40.7)	(344.9)	4.6
Cash from (used in) Operating Activities	**301.0**	**54.8**	**270.6**
Capex (*)	(618.8)	(662.2)	(405.7)
Proceeds from investment activities	5.7	6.1	0.6
Other inflows of cash, net	2.9	(28.7)	6.2
Cash from (used in) Investment Activities	**(610.2)**	**(684.8)**	**(398.8)**
Dividends paid	-	-	-
Other inflows of cash, net	(8.5)	(42.6)	(15.3)
Proceeds from issue of shares	-	450.0	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(8.5)**	**407.4**	**(15.3)**
Effect of exchange rate changes on cash and cash equivalents	(5.4)	13.3	14.1
Free Cash Flow	**(323.0)**	**(209.2)**	**(129.5)**

(*) On a cash basis.

Net Debt Variation Q4 2025 – Q1 2026 (in US$ million)



Cash

Our cash position was US$1,555.5 million at the end of the first quarter of 2026, which translates to a 21.1% increase, equivalent to US$271.5 million, when compared to the end of the fourth quarter of 2025.

Additionally, to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report has not been withdrawn.

Cash by Currency


Mexican Peso
3%
Other Currencies
4%
Chilean Peso
8%
Brazilian Real
19%
U.S. Dollar
67%

Cash by Instrument


Money Market Funds
12%
Overnight Accounts
45%
Time Deposits
43%

Financial Debt

ARAUCO's total financial debt as of March 31, 2026 was US$9,236.7 million, an increase of 7.7% or US$663.0 million when compared to December 31st, 2026. This increase was mainly due to the second disbursement of our AB-Loan with IFC and IDB and our ECA Credit Facility with Finnvera (US$500.0 million and US$168.7 million respectively).

Our consolidated net financial debt increased 5.4% or US$391.3 million when compared with December 2025.



Debt by Currency

Other Currencies 11%
EUR (2) 4%
U.S.Dollar 54%
UF (1) (2) 31%

Debt by Instrument

Leasing 12%
Banks 20%
Bonds 68%

(1) UF is a Chilean monetary unit indexed to inflation.
(2) 100% swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 5.89x, which compares to 5.15x in the fourth quarter of 2025. This increase is mainly explained by a 5.4% or US$391.5 million increase in our Net Financial Debt, alongside a 7.6% decrease in LTM Adjusted EBITDA.



Net Financial Debt and Leverage (In US$ Million)

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Leverage	6.32x	4.87x	4.33x	2.78x	2.74x	3.06x	3.33x	4.83x	5.48x	5.89x
Net Financial Debt	6,485	6,251	6,370	5,492	5,525	5,865	6,289	6,859	7,290	7,681

14

As of March 31st 2026, short term bank obligations (which include accrued interest) were US$289.3 million. Bank obligations included the following maturities: US$237.6 million in bank loans and US$51.7 million in leasing. Short term bond obligations were US$353.9 million. These obligations include amortizations of our bonds and their interest payments.

Debt Amortization Profile as of March 31, 2026 (In US$ Million)



	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039 & Thereafter
Bonds	354	544	185	554	527	30	598			214				3,277
Bank Loans and Leasing	289	380	154	439	360	125	122	43	44	46	48	51	45	808

■ Bank Loans and Leasing   ■ Bonds

First Quarter
Project Updates and Subsequent Events

Sucuriú Project update, Brazil

Industrial

As of April 30th, overall progress on the Sucuriú Project reached 62.1%, placing us 6.8% ahead of schedule. This achievement was driven by the acceleration of construction and mechanical erection activities. At the end of the first quarter, there were 12,050 workers at the site.

By the end of the first quarter of 2026, civil construction had advanced to 73% completion, positioning us well for the electromechanical erection phase, which stands at 12% progress—5% ahead of schedule. Notable progress has been made on the boilers' steel structure, transmission line assembly, as well as the dryer and fiber line mechanical erection.

The Sucuriú Mill is on track to achieve a production capacity of 3.5 million tons per year, with operations scheduled to commence in the fourth quarter of 2027



Power and recovery boilers.

First Quarter
Project Updates and Subsequent Events

Sucuriú Project update, Brazil

Logistics

As of march 31st, the railway construction reached 15.8% physical progress, on track with the schedule, highlighted by the full approval of the rail lot and the commencement of special civil works.

Regarding the rolling stock, we received the first 5 locomotives, with additional deliveries scheduled throughout 2026. The railway project includes 26 locomotives, 721 railcars, and the capacity to transport up to 9,600 tons per train — a modern, technological solution aligned with the innovative DNA of the Sucuriú Project. The route includes 45 kilometers of railway track, in addition to 9 kilometers within the plant, running parallel to highways MS-377 and MS-240 until connecting with the Rumo Malha Norte network. The project is expected to generate approximately one thousand jobs and is scheduled to be completed, in line with the start of operations at the mill.



First Quarter
Project Updates and Subsequent Events

Forest Fires, Chile

As of April 12th, during this forest fire season in Chile we had 528 fires (28% down when compared to last season's 729 fires), affecting approximately 6,247 hectares (5,178 hectares more than last season). As part of our permanent efforts in fighting these fires, we made more than 14,000 water drops, in more than 2,727 flight hours. Additionally, 47% of the fires we fought during this season took place in properties that belong to third parties.



Form 20-F Filing

On March 20th, we filed our Form 20F for the year 2025 with the Securities and Exchange Commission (SEC), as part of the regulatory requirements we have because of our previous registered bond issuances in the US. This report offers a wide and comprehensive view of our company, and a detailed discussion about the financial results of 2025. You will find our Form 20F for the year 2025 on the SEC website clicking here, or in our Investor Relations´ section clicking here.

Integrated Report

On April 16th, as a requirement from the CMF ("Comisión para el Mercado Financiero"), we published our Integrated Report, which consolidates the Sustainability Report and the Annual Report. This publication summarizes the performance of the company in 2025 and establishes our medium and long-term challenges in financial, social and environmental matters, among others.

You will find our Integrated Report for the year 2025 in English and in Spanish on our website by clicking here.



UPCOMING
EVENTS



1Q 2026 RESULTS CONFERENCE CALL
Monday, May 11, 2026
9:00 Santiago and Eastern Time (New York)

For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Jose Manuel Guzmán
Investor Relations
jose.guzman@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl



Financial Statements

Income Statement

In US$ Million	Q1 2026	Q4 2025	Q1 2025
Revenues	1,482.7	1,518.6	1,531.5
Cost of sales	(1,159.9)	(1,191.0)	(1,104.8)
Gross profit	**322.8**	**327.6**	**426.7**
Other income	37.0	114.1	29.8
Distribution costs	(169.6)	(168.9)	(173.1)
Administrative expenses	(142.1)	(135.8)	(138.1)
Other expenses	(45.1)	(24.7)	(49.0)
Financial income	20.6	17.2	14.9
Financial costs	(109.2)	(111.5)	(98.3)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(3.6)	2.2	(7.7)
Exchange rate differences	19.7	30.0	(38.8)
Income before income tax	**(69.7)**	**50.1**	**(33.7)**
Income tax	20.2	1.0	7.2
Net income	**(49.4)**	**51.2**	**(26.5)**
Profit attributable to parent company	(49.5)	51.3	(26.5)
Profit attributable to non-parent company	0.0	(0.1)	(0.1)

Balance Sheet

In US$ Million	Q1 2026	Q4 2025	Q1 2025
Cash and cash equivalents	1,555.5	1,284.1	933.1
Other financial current assets	378.5	231.0	77.7
Other current non-financial assets	210.7	212.8	290.3
Trade and other receivables-net	763.0	832.2	1,038.5
Related party receivables	0.7	0.5	1.7
Inventories	1,531.7	1,516.6	1,488.9
Biological assets, current	253.0	236.3	315.8
Tax assets	74.2	76.3	75.1
Non-Current Assets classified as held for sale	3.8	3.9	5.2
Total Current Assets	**4,771.2**	**4,393.7**	**4,226.3**
Other non-current financial assets	296.3	257.5	123.6
Other non-current and non-financial assets	707.4	655.9	116.4
Non-current receivables	80.1	79.3	85.5
Investments accounted through equity method	479.4	483.5	412.2
Intangible assets	48.7	50.5	55.5
Goodwill	53.3	52.7	52.1
Property, plant and equipment	12,240.2	12,128.5	10,513.2
Biological assets, non-current	3,157.5	3,101.6	2,774.9
Deferred tax assets	94.7	101.5	75.4
Total Non-Current Assets	**17,157.5**	**16,911.0**	**14,208.7**
TOTAL ASSETS	**21,928.7**	**21,304.8**	**18,435.0**
Other financial liabilities, current	988.8	764.3	511.0
Trade and other payables	824.1	1,043.2	730.0
Related party payables	13.1	9.4	7.3
Other provisions, current	2.9	3.1	2.0
Tax liabilities	43.3	30.4	24.1
Current provision for employee benefits	7.4	7.5	7.0
Other non-financial liabilities, current	89.4	73.6	185.3
Non-Current Assets classified as held for sale	0.0	0.0	0.0
Total Current Liabilities	**1,969.1**	**1,931.6**	**1,466.7**
Other non-current financial liabilities	8,400.5	7,898.5	6,416.1
Trade and Other payables non-current	77.7	77.6	60.8
Other provisions, non-current	38.7	38.6	33.1
Deferred tax liabilities	1,549.5	1,557.3	1,482.6
Non-current provision for employee benefits	86.8	87.4	81.3
Other non-financial liabilities, non-current	29.5	30.3	37.1
Total Non-Current Liabilities	**10,182.7**	**9,689.7**	**8,111.0**
Non-parent participation	5.5	5.9	6.4
Net equity attributable to parent company	**9,771.4**	**9,677.6**	**8,850.9**
TOTAL LIABILITIES AND EQUITY	**21,928.7**	**21,304.8**	**18,435.0**

Cash Flow Statement

US$ Million	Q1 2026	Q4 2025	Q1 2025
Receipts from sales of goods and rendering of services	1,599.2	1,635.4	1,619.8
Other cash receipts (payments)	156.7	121.5	151.5
Payments of suppliers and personnel (less)	(1,388.3)	(1,555.5)	(1,445.8)
Interest paid and received	(59.7)	(125.9)	(37.9)
Income tax paid	(7.1)	(20.4)	(17.3)
Other (outflows) inflows of cash, net	0.3	(0.3)	0.2
Net Cash Provided by (Used in) Operating Activities	**301.0**	**54.8**	**270.6**
Capital Expenditures	(618.8)	(662.2)	(405.7)
Other investment cash flows	8.6	(22.6)	6.9
Net Cash Provided by (Used in) Investing Activities	**(610.2)**	**(684.8)**	**(398.8)**
Proceeds from borrowings	682.0	949.2	13.6
Repayments of borrowings	(87.4)	(446.2)	(22.5)
Dividends paid	0.0	0.0	0.0
Other inflows of cash, net	(8.5)	(42.6)	(15.3)
Proceeds from Issue of Shares	0.0	450.0	0.0
Net Cash Provided by (Used in) Financing Activities	**586.0**	**910.5**	**(24.3)**
Total Cash Inflow (Outflow) of the Period	**276.9**	**280.5**	**(152.5)**
Effect of exchange rate changes on cash and cash equivalents	(5.4)	13.3	14.1
Cash and Cash equivalents at beginning of the period	1,284.1	990.2	1,071.6
Cash and Cash Equivalents at end of the Period	**1,555.5**	**1,284.1**	**933.1**

Income Statement Annex

Cost of sales

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Timber	240.6	261.0	249.5	-7.8%	-3.6%
Forestry labor costs	150.8	151.1	153.7	-0.2%	-1.9%
Depreciation and amortization	158.0	165.2	145.3	-4.4%	8.7%
Depreciation for right of use	8.8	8.1	9.0	8.9%	-2.5%
Maintenance costs	96.3	87.8	80.8	9.6%	19.2%
Chemical costs	164.2	163.6	162.4	0.4%	1.1%
Sawmill services	25.7	27.2	29.2	-5.5%	-12.0%
Other raw materials and indirect costs	122.0	137.2	104.5	-11.1%	16.7%
Energy and fuel	66.9	63.3	57.7	5.7%	16.0%
Cost of electricity	12.4	12.0	13.2	3.5%	-6.5%
Salaries, other salaries, and other personnel expenses	114.3	114.5	99.4	-0.2%	14.9%
Cost of Sales	**1,159.9**	**1,191.0**	**1,104.8**	**-2.6%**	**5.0%**

Administrative expenses

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Wages, salaries and severance indemnities	58.9	52.4	54.7	12.4%	7.7%
Marketing, advertising, promotion and publications expenses	3.8	4.0	3.3	-5.9%	13.1%
Insurance	10.1	10.3	10.7	-1.3%	-5.5%
Depreciation and amortization	9.8	11.0	10.3	-11.6%	-5.6%
Depreciation for the right of use	2.3	2.3	2.0	1.3%	17.9%
Computer services	9.6	8.3	8.7	14.7%	9.8%
Lease rentals (offices, warehouses and machinery)	1.8	1.7	1.3	3.4%	31.8%
Donations, contributions, scholarships	1.0	4.7	0.7	-78.7%	46.9%
Fees (legal and technical advisories)	8.3	9.6	8.4	-13.5%	-1.6%
Property taxes, patents and municipality rights	8.5	(1.7)	6.0	596.7%	41.4%
Other administration expenses	28.2	33.1	31.9	-14.9%	-11.7%
Administrative Expenses	**142.1**	**135.8**	**138.1**	**4.7%**	**2.9%**

Distribution costs

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Commissions	4.3	4.7	4.1	-7.7%	4.8%
Insurance	1.3	1.3	1.4	1.4%	-5.2%
Other selling costs	2.2	2.4	2.4	-9.6%	-11.0%
Port services	15.7	16.9	16.5	-7.2%	-5.0%
Freight	122.1	126.1	132.1	-3.2%	-7.6%
Depreciation for the right of use	0.5	0.4	0.2	21.1%	124.3%
Other shipping and freight costs	23.5	17.2	16.3	37.0%	44.6%
Distribution Costs	**169.6**	**168.9**	**173.1**	**0.4%**	**-2.0%**

Other income

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Gain from changes in fair value of biological assets	26.9	57.2	15.8	-52.9%	70.9%
Net income from insurance compensation	0.2	0.6	1.5	-67.1%	-87.2%
Leases received	1.2	1.1	1.0	7.2%	18.1%
Gains on sales of assets	4.3	8.3	1.5	-48.3%	194.3%
Tax recovery credit	-	0.2	-	-100.0%	-
Other Income from the sale of investments	-	-	-	-	-
Profit on sales of permanent investments	-	-	-	-	-
Other operating results	4.4	46.6	10.0	-90.6%	-56.2%
Other Income	**37.0**	**114.1**	**29.8**	**-67.5%**	**24.2%**

Other expenses

In US$ Million	Q1 2026	Q4 2025	Q1 2025	QoQ	YoY
Legal payments	2.0	3.0	1.2	-33.0%	61.8%
Impairment provision property, plant and equipment and others	4.2	7.6	5.0	-44.0%	-15.2%
Operating expenses related to plant stoppages	4.7	3.2	9.5	44.9%	-50.5%
Project expenses	0.6	1.6	0.5	-61.4%	10.9%
Loss (gain) from asset sales	1.4	2.4	1.3	-38.8%	7.0%
Loss and repair of assets	0.5	(0.4)	4.0	-230.7%	-86.9%
Loss of forests	18.1	(3.9)	17.8	-568.9%	1.4%
Other taxes	10.6	8.0	6.4	32.0%	64.7%
Other expenses (donations, repayments insurance)	2.0	3.0	1.2	-33.0%	61.8%
Other expenses	**45.1**	**24.7**	**49.0**	**82.6%**	**-7.9%**